

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561
Via Fax (781) 890-4848

January 29, 2010

Christopher Menard
Senior VP, Chief Financial Officer
Phase Forward Incorporated
77 Fourth Avenue
Waltham, MA 02451

      Re: **Phase Forward Incorporated**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed on February 27, 2009
             File No. 000-50839

Dear Mr. Menard:

      We have reviewed your response letter dated December 29, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 23, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

1.   Your response to prior comment 3 does not address why you believe you do not need to quantify the potential loss for a 10% unfavorable movement in foreign currency exchange rates for pursuant to Item 305(a)(ii)(A) of Regulation S-K. Instruction 3(E) to paragraph 305(a) indicates that the aggregate potential loss calculated in the foreign currency sensitivity analysis should be reported. Please confirm if you will disclose this information in future filings. If not, please provide us with your analysis to support why you believe you do not need to disclose this information.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Kathleen Collins
Accounting Branch Chief